UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549-1004






                                 FORM U-9C-3



                    QUARTERLY REPORT PURSUANT TO RULE 58


              For the quarterly period ended September 30, 2002





                             Northeast Utilities
                             -------------------
                    (Name of registered holding company)





                     107 Selden Street, Berlin, CT 06037
                     -----------------------------------
                  (Address of Principal Executive Officers)





Name and telephone number of officer to whom inquiries concerning this report should be directed:

John P. Stack, Vice President-Accounting and Controller
Telephone Number:  860-665-2333




                         GENERAL INSTRUCTIONS



A.   Use of Form

     1. A reporting company, as defined herein, shall file a report on this form within 60 days after the end of each of the first three quarters, and within 90 days after the end of the fourth quarter, of the fiscal year of the registered holding company. The period beginning on the date of effectiveness of rule 58 and ending at the end of the quarter following the quarter in which the rule becomes effective shall constitute the initial period for which any report shall be filed, if applicable.

     2. The requirement to provide specific information by means of this form supersedes any requirement by order of the Commission to provide identical information by means of periodic certificates under rule 24; but does not so supersede and replace any requirement by order to provide information by means of an annual report on Form U-13-60.

     3. Information with respect to reporting companies that is required by Form U-13-60 shall be provided exclusively on that form.

     4. Notwithstanding the specific requirements of this form, this Commission may informally request such further information as, in its opinion, may be necessary or appropriate.

B.   Statements of Monetary Amounts and Deficits

     1. Amounts included in this form and in related financial statements may be expressed in whole dollars, thousands of dollars or hundred thousands of dollars.

     2. Deficits and other similar entries shall be indicated by either brackets or parentheses. An explanation should be provided by footnote.

C.   Formal Requirements

     This form, including exhibits, shall be filed with Commission electronically pursuant to Regulation S-T (17 CFR 232.10 et seq.).
     A conformed copy of each such report shall be filed with each state commission having jurisdiction over the retail rates of a public utility company that is an associate company of a reporting company. Each report shall provide the name and telephone number of the person to whom inquiries concerning this report should be directed.

D.   Definitions

     As used in this form, the word "reporting company" means an energy-related company or gas-related company, as defined in rule 58(b). All other words and terms have the same meaning as in the Public Utility Holding Company Act of 1935, as amended, and the rules and regulations thereunder.


ITEM 1 - ORGANIZATIONAL CHART

-------------------------------------------------------------------------------
Instructions
-------------------------------------------------------------------------------

1. Complete Item 1 only for the first three calendar quarters of the fiscal year of the registered holding company.

2. Under the caption "Name of Reporting Company," list each energy-related and gas-related company and each system company that directly or indirectly holds securities thereof. Add the designation "(new)" for each reporting company of which securities were acquired during the period, and the designation "(*)" for each inactive company.

3. Under the caption "Percentage of Voting Securities Held," state the aggregate percentage of the outstanding voting securities of the reporting company held directly or indirectly by the registered holding company at the end of the quarter.

4. Provide a narrative description of each reporting company's activities during the reporting period.

-------------------------------------------------------------------------------

                                                         Percentage                        Activities
                   Energy                                of Voting                         Reported
Name of            or Gas   Date of       State of       Securities         Nature of      During the
Reporting Company  Related  Organization  Organization   Held               Business       Period
-----------------  -------  ------------  -------------  -----------------  -------------- ----------

NU                 Holding  01/04/99      Connecticut    100% by            Unregulated        (A)
Enterprises,                                             Northeast          businesses
Inc.                                                     Utilities          holding
                                                                            company

Select             Energy   09/26/96      Connecticut    100% by NU         Invest in          (B)
Energy, Inc.                                             Enterprises,       energy-related
                                                         Inc.               activities

Select             Energy   03/17/99      Connecticut    100% by NU         Invest in          (C)
Energy                                                   Enterprises,       energy-related
Portland                                                 Inc.               activities
Pipeline,
Inc. *

Northeast          Energy   01/04/99      Connecticut    100% by NU         Invest in          (D)
Generation                                               Enterprises,       energy-related
Services                                                 Inc.               activities
Company

Select             Energy   06/19/90      Massachusetts  100% by            Invest in          (E)
Energy                                                   Enterprises,       energy-related
Services,                                                Inc.               activities
Inc.

Reeds Ferry        Energy   07/15/64      New Hampshire  100% by            Invest in          (F)
Supply Co.,                                              Select Energy      energy-related
Inc.                                                     Services, Inc.     activities

HEC/Tobyhanna      Energy   09/28/99      Massachusetts  100% by            Invest in          (G)
Energy                                                   Select Energy      energy-related
Project, Inc.                                            Services, Inc.     activities

Select             Energy   10/12/94      Massachusetts  100% by            Invest in          (H)
Energy                                                   Select Energy      energy-related
Contracting,                                             Services, Inc.     activities
Inc.

Yankee             Holding  02/15/00      Connecticut    100% by            Public Utility     (I)
Energy                                                   Northeast          Holding Company
System, Inc.                                             Utilities

Yankee             Energy   07/02/93      Connecticut    100% by            Invest in          (J)
Energy                                                   Yankee             energy-related
Services                                                 Energy             activities
Company *                                                System, Inc.

R. M.              Energy   11/22/94      Connecticut    10% by             Invest in          (K)
Services,                                                Yankee Energy      energy-related
Inc.                                                     System, Inc.       activities

Acumentrics        Energy   09/13/00      Massachusetts  5% by NU           Invest in          (L)
Corporation                                              Enterprises,       enery-related
                                                         Inc.               activities

ERI/HEC EFA-       Energy   09/30/00      Delaware       50% by             Invest in          (M)
Med, LLC                                                 Select Energy      energy-related
                                                         Services, Inc.     activities

E. S. Boulos       Energy   01/19/01      Connecticut    100% by            Invest in          (N)
Company                                                  Northeast          energy-related
                                                         Generation         activities
                                                         Services
                                                         Company

NGS                Energy   01/24/01      Connecticut    100% by            Provide            (O)
Mechanical,                                              Northeast          mechanical
Inc.                                                     Generation         construction
                                                         Services           and
                                                         Company            maintenance
                                                                            services

HEC/CJTS           Energy   03/02/01      Delaware       100% by            Facilitate         (P)
Energy                                                   Select Energy      construction
Center LLC                                               Services,          financing
                                                         Inc.

Select             Energy   02/13/96      Delaware       100% by            Invest in          (Q)
Energy                                                   Select Energy      energy-related
New York,                                                Inc.               activities
Inc.

Woods              Energy   07/31/02      Connecticut    100% by            Provide            (R)
Electrical                                               Northeast          electrical
Co., Inc.                                                Generation         contracting
New                                                      Services           services

(A) NU Enterprises, Inc. is not the "reporting company" but is included in this Item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.

(B) Select Energy, Inc. (Select Energy) is an integrated energy business that buys, sells, markets and trades electricity, gas and oil and energy-related products and services to both wholesale and retail customers in the northeastern United States. Select Energy procures and delivers energy and capacity required to serve its electric, gas and oil customers. Under the umbrella of the Select Energy brand, Select
     Energy, collectively with its affiliated competitive energy businesses, provides a wide range of energy products and energy services.

     Select Energy is a licensed retail electricity supplier and is registered with local electric distribution companies in the states of Connecticut, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island and Virginia. Select Energy is a registered gas marketer with local gas distribution companies in the states of Connecticut, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island and Virginia.

(C) Select Energy Portland Pipeline, Inc. (SEPPI) acquired a 5% interest in Portland Natural Gas Transmission System partnership in March 1999 and sold this interest in June 2001.

(D) Northeast Generation Services Company (NGS) was established to provide a full range of energy-related operation and maintenance services for larger industrial, institutional and power generation customers throughout the 11-state Northeast area. NGS' current business segments focus on providing turnkey Manage and Operate Services (MOS) and also a variety of Specialty Services (SS) and full-scope mechanical Construction and Maintenance Services (CMS).

     MOS is a service that is designed for generation asset owners. NGS has the ability to offer station management and operation services with a focus on optimizing the value of that specific asset with the owner. Within the SS platform, its offerings include electrical maintenance and laboratory analysis. Within the CMS platform, the product and service offerings include mechanical construction and maintenance services and engineering and environmental consulting services, with an emphasis on power plant systems.

(E) Select Energy Services, Inc. (formerly HEC Inc.) is not the "reporting company" but is included in this Item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.

(F) Reed's Ferry Supply Corporation is as an equipment wholesaler which purchases equipment on behalf of Select Energy Contracting, Inc.

(G) HEC/Tobyhanna Energy Project, Inc. was established as a special purpose entity to manage the assets of an Energy Savings Performance Contract
     (ESPC) project at the Tobyhanna Army Depot.

(H) Select Energy Contracting, Inc. designs, manages and directs the construction of, and/or installing of mechanical, water, and electrical systems, energy and other resource consuming equipment.

(I) Yankee Energy System, Inc. is not the "reporting company" but is included in this Item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.

(J) Yankee Energy Services Company (YESCO) is winding down its energy-related services for its customers. YESCO has disposed of most of its assets and is in the process of liquidating the remainder of its assets.

(K) R. M. Services, Inc. provides consumer collection services for companies throughout the United States.

(L) Acumentrics Corporation develops, manufactures, and distributes advanced power generation, power quality and power protection devices including a high-speed flywheel and advanced technology fuel cells.

(M) ERI/HEC EFA-Med, LLC is a Delaware limited liability company that was formed by Select Energy Services, Inc., and ERI Services, Inc. to enter into an indefinite delivery/indefinite quantity contract with the U.S. Navy. Under the contract, the Navy will issue Delivery Orders for energy services work at U.S. Government facilities located in Bahrain, Greece, Egypt, Italy, Spain, Turkey, and the United Kingdom. The LLC will designate either ERI or Select Energy Services, Inc. to perform each of the Delivery Orders. The LLC will also act as the conduit for any project-related financing. ERI Services, Inc. and Select Energy Services, Inc. each own 50% of the LLC.

(N) E. S. Boulos Company (Boulos) is in the electrical contracting business primarily in Maine, New Hampshire and Massachusetts. Boulos is registered to do business in Connecticut, Rhode Island, Maine, Massachusetts, New Hampshire, and Vermont.

(O) NGS Mechanical, Inc. (NGSM) performs mechanical construction and maintenance services. NGSM is registered to do business in Massachusetts, New Hampshire, Maine, Vermont, Rhode Island, and New York.

(P) HEC/CJTS Energy Center LLC (HEC/CTJS) facilitated the construction of an energy center at the Connecticut Juvenile Training School in Middletown, Connecticut. HEC/CJTS does not have any employees nor does it conduct any other activities other than those related to accepting the assignment of the lease.

(Q) Select Energy New York, Inc. (SENY) is engaged in the brokering, marketing, transportation, storage, and sale of energy commodities in the state of New York.

(R) Woods Electrical Co., Inc. (Woods) is in the electrical contracting business in Connecticut. Woods is registered to do business in Connecticut, Massachusetts, New Hampshire and Maine.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

-------------------------------------------------------------------------------
Instruction
-----------
With respect to a transaction with an associate company, report only the type and principal amount of securities involved.
------------------------------------------------------------------------------

                                                          Person
Company         Type of   Principal                       to Whom     Collateral  Consideration  Company       Amount of
Issuing         Security  Amount of    Issue or  Cost of  Security    Given With  Received for   Contributing  Capital
Security        Issued    Security     Renewal   Capital  Was Issued  Security    Each Security  Capital       Contribution
--------------- --------  ----------   --------  -------  ----------  ----------  -------------  ------------  ------------
Select
Energy, Inc.    No transactions this quarter.

Northeast
Generation                                                                                       NU
Services                                                                                         Enterprises,
Company         N/A       N/A          N/A       N/A      N/A         N/A         N/A            Inc.            $5,250,000

Select Energy
Contracting,
Inc.            No transactions this quarter.

Reeds Ferry
Supply Co.,
Inc.            No transactions this quarter.

HEC/Tobyhanna
Energy
Project, Inc.   No transactions this quarter.

Yankee Energy
Services
Company         No transactions this quarter.

R. M.
Services, Inc.  No transactions this quarter.

ERI/HEC
EFA-Med, LLC    No transactions this quarter.

E.S. Boulos
Company         No transactions this quarter.

NGS Mechanical
Company         No transactions this quarter.

HEC/CJTS
Energy                                                                                           Select Energy
Center LLC      N/A       N/A          N/A       N/A      N/A         N/A         N/A            Services, Inc.  $2,000,000

Select Energy
New York, Inc.  No transactions this quarter.


Woods                                                     Northeast                              Northeast
Electrical                                                Generation                             Generation
Company,        Common                                    Services                               Services
Inc.            Stock     $10,000      N/A       N/A      Company     N/A         N/A            Company         $4,990,000


Northeast
Utilities       No transactions this quarter.



ITEM 3 - ASSOCIATE TRANSACTIONS

-------------------------------------------------------------------------------
Instructions
------------
1. This item is used to report the performance during the quarter of contracts among reporting companies and their associate companies, including other reporting companies, for service, sales and construction. A copy of any such contract not filed previously should be provided as an exhibit pursuant to Item 6.B.

2. Parts I and II concern transactions performed by reporting companies on behalf of associate companies, and transactions performed by associate companies on behalf of reporting companies, respectively.
-------------------------------------------------------------------------------

Part I - Transactions performed by reporting companies on behalf of associate companies.

                                                                       Total Amount
                                                                         Billed*
Reporting               Associate
Company                 Company             Types of                   Three Months
Rendering               Receiving           Services                      Ended
Services                Services            Rendered                September 30, 2002
----------------------- ------------------- --------------          ------------------
                                                                        (Thousands
                                                                        of Dollars)
Northeast               Select
Generation              Energy, Inc.        Electrical and
Services                                    Mechanical services      $             15
Company                                                              =================

Northeast               The
Generation              Connecticut
Services                Light & Power       Electrical and
Company                 Company             Mechanical services      $             21
                                                                     =================
Northeast               Western
Generation              Massachusetts       Electrical and
Services                Electric Company    Mechanical services      $              2
Company                                                              =================

Northeast               Public Service
Generation              Company of          Electrical and
Services                New Hampshire       Mechanical services      $            564
Company                                                              =================

Northeast               Holyoke Water
Generation              Power Company       Electrical and
Services                                    Mechanical services      $          3,027
Company                                                              =================

Northeast               Northeast
Generation              Generation          Electrical and
Services                Company             Mechanical services      $          5,637
Company                                                              =================

                                            Wholesale
Reeds Ferry             Select Energy       Purchasing
Supply Co., Inc.        Contracting, Inc.   Services                 $            179
                                                                     =================
Northeast               North Atlantic
Generation              Energy Service      Electrical and
Services                Corporation         Mechanical services      $            (71)
Company                                                              =================

Northeast
Generation              Yankee Energy       Electrical and
Services                Services Company    Mechanical services      $             24
Company                                                              =================

Northeast               Northeast
Generation              Utilities
Services                Service             Electrical and
Company                 Company             Mechanical services      $             36
                                                                     =================


Part II - Transactions performed by associate companies on behalf of reporting companies.

                                                                       Total Amount
                                                                         Billed*
Associate               Reporting
Company                 Company             Types of                   Three Months
Rendering               Receiving           Services                      Ended
Services                Services            Rendered                September 30, 2002
----------------------- ------------------- --------------          ------------------
                                                                        (Thousands
                                                                        of Dollars)
Public Service Company  Select
of New Hampshire        Energy, Inc.        Miscellaneous            $              3
                                                                     =================

* 'Total Amount Billed' is direct costs only.




ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
---------------------------------------
                                                  (Thousands of Dollars)

Total consolidated capitalization as of 09/30/02  $6,881,492            line 1

Total capitalization multiplied by 15%
 (line 1 multiplied by .15)                        1,032,224            line 2

Greater of $50 million or line 2                             $1,032,224 line 3

Total current aggregate investment:
 (categorized by major line of
  energy-related business):
   Select Energy, Inc.                              $637,794
   Northeast Generation Services Company              35,879
   Select Energy Contracting, Inc.                    31,683
   Select Energy New York, Inc.                       36,692
   Woods Electrical Co., Inc.                          9,450
   Reeds Ferry Supply Co., Inc.                            7
   HEC/Tobyhanna Energy Project, Inc.                   -
   Yankee Energy Services Company                      8,282
   E.S. Boulos Company                                 7,539
   R.M. Services, Inc.                                13,799
   NGS Mechanical, Inc.                                   10
   Acumentrics Corporation                             7,500
   ERI/HEC EFA-Med, LLC                                   17
   HEC/CJTS Energy Center LLC                             12
                                                  -----------
   Current aggregate investment                                 788,664
                                                             -----------
     Elimination *                                               22,532
                                                             -----------
   Total current aggregate investment                           766,132 line 4
                                                             -----------
Difference between the greater of $50 million or 15% of
capitalization and the total aggregate investment of the
registered holding company system                              $266,092 line 5
                                                             ===========


*Elimination is for capital contributions made from a parent company who is a reporting company to a subsidiary who is also a reporting company.


ITEM 5 - OTHER INVESTMENTS

-------------------------------------------------------------------------------
Instruction
-----------
This item concerns investments in energy-related and gas-related companies that are excluded from the calculation of aggregate investment under rule 58.
-------------------------------------------------------------------------------

Major Line      Other           Other
of Energy-      Investment      Investment
Related         in Last         in This         Reason for Difference
Business        U-9C-3 Report   U-9C-3 Report   in Other Investment
-------------   -------------   -------------   ------------------------

NONE


ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

Instructions

A.   Financial Statements

     1. Financial statements are required for reporting companies in which the registered holding company system has at least 50% equity or other ownership interest. For all other rule 58 companies, the registered holding company shall make available to the Commission such financial statements as are available to it.

     2. For each reporting company, provide a balance sheet as of the end of the quarter and income statements for the three-month and year-to-date periods ending as of the end of the quarter, together with any notes thereto. Financial statements shall be for the first three quarters of the fiscal year of the registered holding company.

     3. If a reporting company and each of its subsidiaries engage exclusively in single category of energy-related or gas-related activity, consolidated financial statements may be filed.

     4. Separate financial statements need not be filed for inactive companies or for companies engaged solely in the ownership of interests in energy-related or gas-related companies.

B.   Exhibits

     1. Copies of contracts required to be provided by Item 3 shall be filed as exhibits.

     2. A certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions shall be filed as an exhibit. The certificate shall provide the names and addresses of the state commissions.

A.   Financial Statements

     Select Energy, Inc.:
       Balance Sheet - As of September 30, 2002
       Income Statement - Three months and nine months ended September 30, 2002

     Northeast Generation Services Company:
      Balance Sheet - As of September 30, 2002
      Income Statement - Three months and nine months ended September 30, 2002

     Select Energy Contracting, Inc.:
      Balance Sheet - As of September 30, 2002
      Income Statement - Three months and nine months ended September 30, 2002

     Reeds Ferry Supply Co., Inc.:
      Balance Sheet - As of September 30, 2002
      Income Statement - Three months and nine months ended September 30, 2002

     HEC/Tobyhanna Energy Project, Inc.:
      Balance Sheet - As of September 30, 2002
      Income Statement - Three months and nine months ended September 30, 2002

     Yankee Energy Services Company:
      Balance Sheet - As of September 30, 2002
      Income Statement - Three months and nine months ended September 30, 2002

     ERI/HEC EFA-Med, LLC:
      Not available as of September 30, 2002

     E. S. Boulos Company:
      Balance Sheet - As of September 30, 2002
      Income Statement - Three months and nine months ended September 30, 2002

     NGS Mechanical, Inc.:
      Balance Sheet - As of September 30, 2002
      Income Statement - Three months and nine months ended September 30, 2002

     Northeast Utilities (Parent):
      Balance Sheet - As of September 30, 2002
      Income Statement - Three months and nine months ended September 30, 2002

     Select Energy New York, Inc.:
      Balance Sheet - As of September 30, 2002
      Income Statement - Three months and nine months ended September 30, 2002

     HEC/CJTS Energy Center LLC:
      Balance Sheet - As of September 30, 2002
      Income Statement - Three months and nine months ended September 30, 2002

     Woods Electrical Co., Inc.:
      Balance Sheet - As of September 30, 2002
      Income Statement - Three months and nine months ended September 30, 2002

  B.   Exhibits

Exhibit No.    Description
-----------    -----------

6.B.1.1 Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.2a Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.2b Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.2c Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3a Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3b Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3c Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3d Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.4 Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.2.1 The company certifies that a conformed copy of Form U-9C-3 for the previous quarter was filed with the following state commissions:

               Ms. Louise E. Rickard
               Acting Executive Secretary
               Department of Public Utility Control
               10 Franklin Square
               New Britain, CT 06051

               Ms. Mary L. Cottrell, Secretary
               Massachusetts Department of Telecommunications and Energy 100 Cambridge Street
               Boston, MA 02202

               Mr. Thomas B. Getz
               Executive Director and Secretary
               State of New Hampshire
               Public Utilities Commission
               8 Old Suncook Road, Building One
               Concord, NH 03301-7319



SELECT ENERGY, INC.
BALANCE SHEET
(Unaudited)

                                                         September 30,
                                                             2002
                                                        --------------
                                                          (Thousands
                                                          of Dollars)
ASSETS
------

Current Assets:
  Cash                                                  $       3,215
  Receivables, net                                            284,769
  Accounts receivable from affiliated companies               121,107
  Taxes receivable                                              5,461
  Special deposits                                              8,514
  Unrealized net gains on mark-to-market transactions         138,899
  Prepaid wholesale power purchases                            28,529
  Prepayments and other                                        46,267
                                                        -------------
                                                              636,761
                                                        -------------

Property, Plant and Equipment:
  Competitive energy                                           12,586
   Less: Accumulated provision for depreciation
     and amortization                                           6,357
                                                        -------------
                                                                6,229
  Construction work in progress                                 3,086
                                                        -------------
                                                                9,315
                                                        -------------
Deferred Debits and Other Assets:
  Intangibles, net                                             18,934
  Prepaid pension                                               2,200
  Other                                                        38,871
                                                        -------------
                                                               60,005
                                                        -------------
Total Assets                                            $     706,081
                                                        =============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY, INC.
BALANCE SHEET
(Unaudited)


                                                         September 30,
                                                             2002
                                                        --------------
                                                          (Thousands
                                                          of Dollars)

LIABILITIES AND CAPITALIZATION
-------------------------------

Current Liabilities:
  Notes payable to affiliated companies                 $     193,000
  Accounts payable                                            267,761
  Accounts payable to affiliated companies                      5,777
  Accrued interest                                                 37
  Unrealized losses on mark-to-market transactions             51,178
  Other                                                        30,023
                                                        -------------
                                                              547,776
                                                        -------------

Deferred Credits and Other Liabilities
    Accumulated deferred income taxes                          19,774
    Other                                                      87,837
                                                        -------------
                                                              107,611
                                                        -------------
Capitalization:
  Common Stockholder's Equity:
    Common stock, $1 par value - 20,000 shares
      authorized and 100 shares outstanding                      -
    Capital surplus, paid in                                  249,378
    Accumulated deficit                                      (202,999)
    Accumulated other comprehensive loss                        4,315
                                                        -------------
  Common Stockholder's Equity                                  50,694
                                                        -------------
Total Capitalization                                           50,694
                                                        -------------
Total Liabilities and Capitalization                    $     706,081
                                                        =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY, INC.
INCOME STATEMENT
(Unaudited)



                                             Three Months     Nine Months
                                                 Ended           Ended
                                             September 30,   September 30,
                                                 2002            2002
                                             -------------   -------------
                                                (Thousands of Dollars)


Operating Revenues                          $     262,543   $     782,085
                                            -------------   -------------
Operating Expenses:
  Purchased power, net interchange
    power and capacity                            292,572         837,858
  Other                                            (4,001)         42,850
  Depreciation and amortization                     2,214           6,177
  Taxes other than income taxes                       129           3,836
                                            -------------   -------------
       Total operating expenses                   290,914         890,721
                                            -------------   -------------
Operating Loss                                    (28,371)       (108,636)
Other Income, Net                                   4,853          10,719
                                            -------------   -------------
Loss Before Interest Expense and
  Income Tax Benefit                              (23,518)        (97,917)
Interest Expense, Net                               1,328           3,830
                                            -------------   -------------
Loss Before Income Tax Benefit                    (24,846)       (101,747)
Income Tax Benefit                                (10,202)        (42,651)
                                            -------------   -------------
Net Loss                                    $     (14,644)  $     (59,096)
                                            =============   =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NORTHEAST GENERATION SERVICES COMPANY
BALANCE SHEET
(Unaudited)


                                                      September 30,
                                                          2002
                                                      -------------
                                                       (Thousands
                                                       of Dollars)
ASSETS
------

Current Assets:
  Cash                                               $           1
  Receivables, net                                           5,668
  Accounts receivable from affiliated companies              2,750
  Unbilled revenues                                          6,268
  Prepayments and other                                      3,247
                                                     -------------
                                                            17,934
                                                     -------------

Property, Plant and Equipment:
  Competitive energy                                         1,594
    Less: Accumulated provision for depreciation               803
                                                     -------------
                                                               791
  Construction work in progress                                791
                                                     -------------
                                                             1,582
                                                     -------------

Deferred Debits and Other Assets:
  Accumulated deferred income taxes                            592
  Intangible assets, net and other                          22,755
                                                     -------------
                                                            23,347
                                                     -------------
Total Assets                                         $      42,863
                                                     =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NORTHEAST GENERATION SERVICES COMPANY
BALANCE SHEET
(Unaudited)


                                                      September 30,
                                                          2002
                                                      -------------
                                                       (Thousands
                                                       of Dollars)

LIABILITIES AND CAPITALIZATION
------------------------------

Current Liabilities:
  Notes payable to affiliated companies              $      12,900
  Accounts payable                                             861
  Accounts payable to affiliated companies                   2,180
  Accrued taxes                                              1,667
  Other                                                      1,387
                                                     -------------
                                                            18,995
                                                     -------------

Deferred Credits and Other Liabilities                         418
                                                     -------------
Capitalization:
  Long-term debt                                             5,000
                                                     -------------
  Common Stockholder's Equity:
    Common stock, $1 par value - 100 shares
      authorized and outstanding                               -
    Capital surplus, paid in                                15,579
    Retained earnings                                        2,871
                                                     -------------
  Common Stockholder's Equity                               18,450
                                                     -------------
Total Capitalization                                        23,450
                                                     -------------
Total Liabilities and Capitalization                 $      42,863
                                                     =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.


NORTHEAST GENERATION SERVICES COMPANY
INCOME STATEMENT
(Unaudited)


                                             Three Months     Nine Months
                                                 Ended           Ended
                                             September 30,   September 30,
                                                 2002            2002
                                             -------------   -------------
                                                (Thousands of Dollars)


Operating Revenues                          $      15,265   $      43,730
                                            -------------   -------------

Operating Expenses:
  Operation  -
    Other                                          12,024          35,271
  Maintenance                                       3,068           9,933
  Depreciation and amortization                        23              69
  Taxes other than income taxes                       426           1,422
                                            -------------   -------------
       Total operating expenses                    15,541          46,695
                                            -------------   -------------
Operating Loss                                       (276)         (2,965)
Other Income, Net                                     591           1,581
                                            -------------   -------------
Income/(Loss) Before Interest Expense
  and Income Tax Benefit                              315          (1,384)
Interest Expense, Net                                 167             311
                                            -------------   -------------
Income/(Loss) Before Income Tax Benefit               148          (1,695)
Income Tax Benefit                                   (344)         (1,333)
                                            -------------   -------------
Net Income/(Loss)                           $         492   $        (362)
                                            =============   =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY CONTRACTING, INC.
BALANCE SHEET
(Unaudited)


                                                     September 30,
                                                         2002
                                                    --------------
                                                      (Thousands
                                                      of Dollars)

ASSETS
------

Current Assets:
  Cash                                              $          16
  Receivables, net                                         12,737
  Accounts receivables from affiliated companies                3
  Materials and supplies, at average cost                     341
  Prepayments and other                                       739
                                                    -------------
                                                           13,836
                                                    -------------

Property, Plant and Equipment:
  Competitive energy                                        5,936
    Less: Accumulated provision for depreciation            3,693
                                                    -------------
                                                            2,243
                                                    -------------

Deferred Debits and Other Assets:
  Goodwill, net                                            17,220
  Other                                                        48
                                                    -------------
                                                           17,268
                                                    -------------
Total Assets                                        $      33,347
                                                    =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY CONTRACTING, INC.
BALANCE SHEET
(Unaudited)

                                                     September 30,
                                                         2002
                                                     -------------
                                                      (Thousands
                                                      of Dollars)

LIABILITIES AND CAPITALIZATION
------------------------------

Current Liabilities:
  Accounts payable                                  $       3,591
  Accounts payable to affiliated companies                  8,937
  Accrued taxes                                             1,103
  Other                                                     1,177
                                                    -------------
                                                           14,808
                                                    -------------

Deferred Credits and Other Liabilities:
  Deferred taxes                                              490
  Other                                                     2,117
                                                    -------------
                                                            2,607
                                                    -------------

Capitalization:
  Common Stockholder's Equity:
    Common stock, $1 par value - 100,000 shares
      authorized and 100 shares outstanding                   -
    Capital surplus, paid in                               14,910
    Retained earnings                                       1,022
                                                    -------------
  Common Stockholder's Equity                              15,932
                                                    -------------
Total Capitalization                                       15,932
                                                    -------------
Total Liabilities and Capitalization                $      33,347
                                                    =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY CONTRACTING, INC.
INCOME STATEMENT
(Unaudited)


                                                  Three Months     Nine Months
                                                      Ended           Ended
                                                  September 30,   September 30,
                                                      2002            2002
                                                  -------------   -------------
                                                      (Thousands of Dollars)


Operating Revenues                               $      12,262   $      42,255
                                                 -------------   -------------

Operating Expenses:
  Operation                                             11,904          40,088
  Maintenance                                              114             344
  Depreciation and amortization                            283             849
  Taxes other than income taxes                             73             263
                                                 -------------   -------------
       Total operating expenses                         12,374          41,544
                                                 -------------   -------------
Operating (Loss)/Income                                   (112)            711
Other Loss, Net                                            (12)            (23)
                                                 -------------   -------------
(Loss)/Income Before Interest Expense and
  Income Tax (Benefit)/Expense                            (124)            688
Interest Expense, Net                                       78             205
                                                 -------------   -------------
(Loss)/Income Before Income
  Tax (Benefit)/Expense                                   (202)            483
Income Tax (Benefit)/Expense                               (91)            193
                                                 -------------   -------------
Net (Loss)/Income                                $        (111)  $         290
                                                 =============   =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



REEDS FERRY SUPPLY CO., INC.
BALANCE SHEET
(Unaudited)

                                                     September 30,
                                                         2002
                                                     -------------
                                                       (Thousands
                                                      of Dollars)

ASSETS
------

Current Assets:
  Cash                                              $           5
  Receivables, net                                             28
                                                    -------------
                                                               33
                                                    -------------
Deferred Debits and Other Assets:
  Goodwill, net                                               248
                                                    -------------
Total Assets                                        $         281
                                                    =============

LIABILITIES AND CAPITALIZATION
------------------------------

Current Liabilities:
  Accounts payable                                  $          28
  Accounts payable to affiliated companies                    295
                                                    -------------
                                                              323
Capitalization:                                     -------------
  Common Stockholder's Equity:
    Common stock, $1 par value - 200 shares
      authorized and 100 shares outstanding                     4
    Capital surplus, paid in                                    3
    Accumulated deficit                                       (49)
                                                    -------------
  Common Stockholder's Equity                                 (42)
                                                    -------------
Total Capitalization                                          (42)
                                                    -------------
Total Liabilities and Capitalization                $         281
                                                    =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



REEDS FERRY SUPPLY CO., INC.
INCOME STATEMENT
(Unaudited)


                                         Three Months     Nine Months
                                             Ended           Ended
                                         September 30,   September 30,
                                             2002            2002
                                         -------------   ------------
                                             (Thousands of Dollars)

Operating Revenues                      $         179   $         652
Operating Expenses                                179             652
                                        -------------   -------------
Net Income                              $         -     $         -
                                        =============   =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



HEC/TOBYHANNA ENERGY PROJECT, INC.
BALANCE SHEET
(Unaudited)
                                                     September 30,
                                                         2002
                                                     -------------
                                                      (Thousands
                                                      of Dollars)
ASSETS
------

Current Assets:
  Cash                                              $       2,639
  Receivables, net                                            881
                                                    -------------
                                                            3,520
                                                    -------------
Property, Plant and Equipment:
  Other, net                                                  616
                                                    -------------

Deferred Debits and Other Assets:
  Contracts receivable                                     25,800
                                                    -------------

Total Assets                                        $      29,936
                                                    =============

LIABILITIES AND CAPITALIZATION
------------------------------

Current Liabilities:
  Accounts payable to affiliated companies          $       3,819
  Accrued taxes                                                44
  Accrued interest                                            243
  Other                                                       337
                                                    -------------
    Total current liabilities                               4,443
                                                    -------------

Capitalization:
  Long-Term Debt                                           24,991
                                                    -------------
  Common Stockholder's Equity:
    Common stock, $1 par value - 100 shares
      authorized and outstanding                              -
    Retained earnings                                         502
                                                    -------------
  Common Stockholder's Equity                                 502
                                                    -------------
Total Capitalization                                       25,493
                                                    -------------
Total Liabilities and Capitalization                $      29,936
                                                    =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



HEC/TOBYHANNA ENERGY PROJECT, INC.
INCOME STATEMENT
(Unaudited)


                                             Three Months     Nine Months
                                                 Ended           Ended
                                             September 30,   September 30,
                                                 2002            2002
                                             -------------   -------------
                                                 (Thousands of Dollars)

Other Income, Net                           $         867   $       1,860
Interest Expense, Net                                 491           1,485
                                            -------------   -------------
Income Before Income Tax Expense                      376             375
Income Tax Expense                                     23              98
                                            -------------   -------------
Net Income                                  $         353   $         277
                                            =============   =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



YANKEE ENERGY SERVICES COMPANY
BALANCE SHEET
(Unaudited)

                                                  September 30,
                                                      2002
                                                  -------------
                                                   (Thousands
                                                   of Dollars)
ASSETS
------

Current Assets:
  Cash                                           $          32
  Receivables, net                                           5
  Taxes receivable                                         378
                                                 -------------
                                                           415
                                                 -------------
Deferred Debits and Other Assets:
  Accumulated deferred income taxes                      1,399
  Goodwill                                                 405
  Other                                                  5,144
                                                 -------------
                                                         6,948
                                                 -------------
Total Assets                                     $       7,363
                                                 =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



YANKEE ENERGY SERVICES COMPANY
BALANCE SHEET
(Unaudited)

                                                     September 30,
                                                         2002
                                                     -------------
                                                       (Thousands
                                                       of Dollars)

LIABILITIES AND CAPITALIZATION
------------------------------

Current Liabilities:
  Notes payable to affiliated companies             $       1,266
  Accounts payable to affiliated companies                     31
                                                    -------------
                                                            1,297
                                                    -------------
Deferred Credits and Other Liabilities
    Other                                                       5
                                                    -------------
Capitalization:
  Common Stockholder's Equity:
    Common stock, $0 par value - 10,000 shares
      authorized and 200 shares outstanding                     1
    Capital surplus, paid in                                7,881
    Accumulated deficit                                    (1,821)
                                                    -------------
  Common Stockholder's Equity                               6,061
                                                    -------------
Total Capitalization                                        6,061
                                                    -------------
Total Liabilities and Capitalization                $       7,363
                                                    =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



YANKEE ENERGY SERVICES COMPANY
INCOME STATEMENT
(Unaudited)

                                                  Three Months     Nine Months
                                                      Ended           Ended
                                                  September 30,   September 30,
                                                      2002            2002
                                                 --------------   -------------
                                                     (Thousands of Dollars)

Operating Revenues                               $           5   $         551
Operating Expenses                                          39             773
                                                 -------------   -------------
Operating Loss                                             (34)           (222)
Interest Expense, Net                                        6              60
                                                 -------------   -------------
Loss Before Income Tax Benefit                             (40)           (282)
Income Tax Benefit                                          (3)           (113)
                                                 -------------   -------------
Net Loss                                         $         (37)  $        (169)
                                                 =============   =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



E.S. BOULOS COMPANY
BALANCE SHEET
(Unaudited)

                                                         September 30,
                                                             2002
                                                         -------------
                                                           (Thousands
                                                           of Dollars)

ASSETS
------

Current Assets:
  Receivables, net                                      $      12,565
  Accounts receivable from affiliated companies                   607
  Unbilled revenues                                             2,491
  Materials and supplies                                          109
                                                        -------------
                                                               15,772
                                                        -------------
Property, Plant and Equipment:
  Competitive energy                                              721
   Less: Accumulated provision for depreciation                   175
                                                        -------------
                                                                  546
                                                        -------------
Deferred Debits and Other Assets:
  Goodwill                                                      6,963
  Other                                                            35
                                                        -------------
                                                                6,998
                                                        -------------
Total Assets                                            $      23,316
                                                        =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



E.S. BOULOS COMPANY
BALANCE SHEET
(Unaudited)

                                                         September 30,
                                                             2002
                                                         -------------
                                                          (Thousands
                                                          of Dollars)

LIABILITIES AND CAPITALIZATION
------------------------------

Current Liabilities:
  Advance from parent, non-interest bearing             $       2,948
  Accounts payable                                              3,377
  Accounts payable to affiliated companies                        956
  Accrued taxes                                                   600
  Other                                                         1,538
                                                        -------------
                                                                9,419
                                                        -------------

Deferred Credits and Other Liabilities                            975
                                                        -------------

Capitalization:
  Common Stockholder's Equity:
    Common stock, $1 par value - 100 shares
      authorized and outstanding                                  -
    Capital surplus, paid in                                    7,539
    Retained earnings                                           5,383
                                                        -------------
  Common Stockholder's Equity                                  12,922
                                                        -------------
Total Capitalization                                           12,922
                                                        -------------
Total Liabilities and Capitalization                    $      23,316
                                                        =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



E.S. BOULOS COMPANY
INCOME STATEMENT
(Unaudited)

                                             Three Months     Nine Months
                                                 Ended           Ended
                                             September 30,   September 30,
                                                 2002            2002
                                             -------------   -------------
                                                (Thousands of Dollars)

Operating Revenues                          $      17,748   $      47,977
                                            -------------   -------------
Operating Expenses:
  Operating                                           435           1,092
  Maintenance                                      16,116          44,117
  Depreciation                                        -                59
                                            -------------   -------------
       Total operating expenses                    16,551          45,268
                                            -------------   -------------
Operating Income                                    1,197           2,709
Other (Loss)/Income, Net                              (88)            208
                                            -------------   -------------
Income Before Income Tax Expense                    1,109           2,917
Income Tax Expense                                    347             940
                                            -------------   -------------
Net Income                                  $         762   $       1,977
                                            =============   =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NGS MECHANICAL, INC.
BALANCE SHEET
(Unaudited)


                                                      September 30,
                                                          2002
                                                      -------------
                                                       (Thousands
                                                       of Dollars)
ASSETS
------

Current Assets:
  Cash                                               $          10
                                                     -------------
Total Assets                                         $          10
                                                     =============


LIABILITIES AND CAPITALIZATION
------------------------------

Current Liabilities:
  Accounts payable to affiliated companies           $           2
                                                     -------------
Capitalization:
  Common Stockholder's Equity:
    Common stock, $0 par value - 20,000 shares
      authorized and 100 shares outstanding                    -
    Capital surplus, paid in                                    10
    Accumulated deficit                                         (2)
                                                     -------------
  Common Stockholder's Equity                                    8
                                                     -------------
Total Capitalization                                             8
                                                     -------------
Total Liabilities and Capitalization                 $          10
                                                     =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NGS MECHANICAL, INC.
INCOME STATEMENT
(Unaudited)

                                             Three Months    Nine Months
                                                 Ended          Ended
                                             September 30,   September 30,
                                                 2002            2002
                                            --------------   -------------
                                                 (Thousands of Dollars)


Operating Revenues                          $         -     $        -
Operating Expenses                                    -                1
                                            -------------   ------------
Operating Loss                                        -               (1)
Income Tax Expense                                      1            -
                                            -------------   ------------
Net Loss                                    $          (1)  $         (1)
                                            =============   ============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NORTHEAST UTILITIES (PARENT)
BALANCE SHEET
(Unaudited)

                                                          September 30,
                                                              2002
                                                          -------------
                                                           (Thousands
                                                           of Dollars)

ASSETS
------

Current Assets:
  Cash                                                   $       1,315
  Notes receivable from affiliated companies                   182,600
  Receivables, net                                                 460
  Accounts receivable from affiliated companies                  2,150
  Taxes receivable                                               2,322
  Prepayments                                                      202
                                                         -------------
                                                               189,049
                                                         -------------
Other Property and Investment:
  Investments in subsidiary companies, at equity             2,450,995
  Investments in transmission companies, at equity              12,874
  Other                                                             14
                                                         -------------
                                                             2,463,883
                                                         -------------

Deferred Debits and Other Assets                                 4,995
                                                         -------------
Total Assets                                             $   2,657,927
                                                         =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.




NORTHEAST UTILITIES (PARENT)
BALANCE SHEET
(Unaudited)

                                                            September 30,
                                                                2002
                                                            -------------
                                                             (Thousands
                                                             of Dollars)

LIABILITIES AND CAPITALIZATION
------------------------------

Current Liabilities:
  Notes payable to bank                                    $      75,000
  Long-term debt - current portion                                22,000
  Accounts payable                                                    51
  Accounts payable to affiliated companies                            88
  Accrued interest                                                12,393
  Other                                                              391
                                                           -------------
                                                                 109,923
                                                           -------------
Deferred Credits and Other Liabilities:
  Accumulated deferred income taxes                                6,608
  Other                                                              145
                                                           -------------
                                                                   6,753
                                                           -------------
Capitalization:
  Long-Term Debt                                                 352,000
                                                           -------------
  Common Stockholder's Equity:
    Common shares, $5 par value - authorized
      225,000,000 shares; 149,375,000 shares issued and
      129,257,380 shares outstanding                             746,875
    Capital surplus, paid in                                   1,109,798
    Deferred contribution plan - employee stock
      ownership plan                                             (91,982)
    Retained earnings                                            727,204
    Accumulated other comprehensive income                         6,095
    Treasury stock                                              (308,739)
                                                           -------------
  Common Stockholder's Equity                                  2,189,251
                                                           -------------
Total Capitalization                                           2,541,251
                                                           -------------
Total Liabilities and Capitalization                       $   2,657,927
                                                           =============

 Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NORTHEAST UTILITIES (PARENT)
STATEMENT OF INCOME
(Unaudited)

                                                      Three Months     Nine Months
                                                          Ended           Ended
                                                      September 30,   September 30,
                                                          2002            2002
                                                     --------------   -------------
                                                         (Thousands of Dollars)

Operating Revenues                                   $         -     $         -
                                                     -------------   -------------
Operating Expenses:
  Operation expense                                          2,274          11,430
  Taxes other than income taxes                                  1              27
                                                     -------------   -------------
       Total operating expenses                              2,275          11,457
                                                     -------------   -------------
Operating Loss                                              (2,275)        (11,457)
                                                     -------------   -------------
Other Income, Net:
  Equity in earnings of subsidiaries                        52,298         109,272
  Equity in earnings of transmission companies                 571           1,791
  Other                                                      2,521           7,642
                                                     -------------   -------------
       Other income, net                                    55,390         118,705
                                                     -------------   -------------
Income Before Interest Expense and
  Income Tax Benefit                                        53,115         107,248
                                                     -------------   -------------
Interest Expense:
  Interest on long-term debt                                 7,185          21,085
  Other interest                                               959           2,066
                                                     -------------   -------------
        Interest expense, net                                8,144          23,151
                                                     -------------   -------------
Income Before Income Tax Benefit                            44,971          84,097
Income Tax Benefit                                          (3,604)        (11,977)
                                                     -------------   -------------
Net Income for Common Shares                         $      48,575   $      96,074
                                                     =============   =============

Basic and Fully Diluted Earnings Per Common Share    $        0.38   $        0.74
                                                     =============   =============
Basic Common Shares Outstanding (average)              129,344,724     129,508,840
                                                     =============   =============
Fully Diluted Common Shares Outstanding (average)      129,508,794     129,737,249
                                                     =============   =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of the results of operations for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY NEW YORK, INC.
BALANCE SHEET
(Unaudited)

                                                         September 30,
                                                             2002
                                                         -------------
                                                           (Thousands
                                                           of Dollars)
ASSETS
------

Current Assets:
  Cash                                                  $      14,387
  Receivables, net                                             36,196
  Accounts receivable from affiliated companies                   887
  Special deposits                                              4,188
  Unrealized net gains on mark-to-market transactions          12,863
  Prepayments and other                                        16,317
                                                        -------------
                                                               84,838
                                                        -------------
Property Plant and Equipment:
  Competitive energy                                            2,280
   Less: Accumulated provision for depreciation
         and amortization                                       2,141
                                                        -------------
                                                                  139
                                                        -------------

Deferred Debits and Other Assets                                2,793
                                                        -------------
Total Assets                                            $      87,770
                                                        =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY NEW YORK, INC.
BALANCE SHEET
(Unaudited)

                                                         September 30,
                                                             2002
                                                         -------------
                                                          (Thousands
                                                          of Dollars)

LIABILITIES AND CAPITALIZATION
------------------------------

Current Liabilities:
  Accounts payable                                      $      20,837
  Accounts payable to affiliated companies                      5,757
  Accrued taxes                                                   540
  Unrealized losses on mark-to-market transactions              2,237
  Other                                                         3,758
                                                        -------------
                                                               33,129
                                                        -------------
Deferred Credits and Other Liabilities:
  Accumulated deferred income taxes                             3,584
  Other                                                            15
                                                        -------------
                                                                3,599
                                                        -------------

Capitalization:
  Long-Term Debt                                               26,699
                                                        -------------
  Common Stockholder's Equity:
    Common stock, $1 par value - authorized
      and outstanding 10,000 shares                                10
    Capital surplus, paid in                                    9,983
    Retained earnings                                          13,724
    Accumulated comprehensive income                              626
                                                        -------------
  Common Stockholder's Equity                                  24,343
                                                        -------------
Total Capitalization                                           51,042
                                                        -------------
Total Liabilities and Capitalization                    $      87,770
                                                        =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY NEW YORK, INC.
INCOME STATEMENT
(Unaudited)


                                                 Three Months     Nine Months
                                                     Ended           Ended
                                                 September 30,   September 30,
                                                     2002            2002
                                                 -------------   -------------
                                                     (Thousands of Dollars)


Operating Revenues                              $      73,742   $     201,767
                                                -------------   -------------
Operating Expenses:
  Purchased power, net interchange
   power and capacity                                  63,195         177,033
  Other                                                 2,530           6,918
  Taxes other than income taxes                          (574)         (1,335)
                                                -------------   -------------
       Total operating expenses                        65,151         182,616
                                                -------------   -------------
Operating Income                                        8,591          19,151
Other Income, Net                                         117             197
                                                -------------   -------------
Income Before Interest and
  Income Tax Expense                                    8,708          19,348
Interest Expense, Net                                     191             580
                                                -------------   -------------
Income Before Income Tax Expense                        8,517          18,768
Income Tax Expense                                      3,427           7,739
                                                -------------   -------------
Net Income                                      $       5,090   $      11,029
                                                =============   =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



HEC/CJTS ENERGY CENTER LLC
BALANCE SHEET
(Unaudited)

                                                   September 30,
                                                       2002
                                                   -------------
                                                    (Thousands
                                                    of Dollars)

ASSETS
------

Current Assets:
  Cash                                            $           1
                                                  -------------
                                                              1
                                                  -------------
Total Assets                                      $           1
                                                  =============


LIABILITIES AND CAPITALIZATION
------------------------------

Capitalization:
  Common Stockholder's Equity:
    Capital surplus, paid in                      $          12
    Accumulated deficit                                     (11)
                                                  -------------
  Common Stockholder's Equity                                 1
                                                  -------------
Total Capitalization                                          1
                                                  -------------
Total Liabilities and Capitalization              $           1
                                                  =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



HEC/CJTS ENERGY CENTER LLC
INCOME STATEMENT
(Unaudited)


                                             Three Months    Nine Months
                                                 Ended          Ended
                                             September 30,   September 30,
                                                 2002            2002
                                             -------------   -------------
                                                (Thousands of Dollars)


Operating Revenues                          $         -     $        -
                                            -------------   ------------

Operating Expenses                                      2              3
                                            -------------   ------------
Net Loss                                    $          (2)  $         (3)
                                            =============   ============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



WOODS ELECTRICAL CO., INC.
BALANCE SHEET
(Unaudited)

                                                         September 30,
                                                             2002
                                                         -------------
                                                          (Thousands
                                                          of Dollars)

ASSETS
------

Current Assets:
  Cash                                                  $         712
  Receivables, net                                              1,909
  Taxes receivable                                                  3
  Prepayments and other                                            31
                                                        -------------
                                                                2,655
                                                        -------------
Property Plant and Equipment:
  Competitive energy                                              230
   Less: Accumulated provision for depreciation
         and amortization                                         -
                                                        -------------
                                                                  230
                                                        -------------

Deferred Debits and Other Assets:
  Goodwill and other purchased intangible assets, net           7,568
                                                        -------------
                                                                7,568
                                                        -------------
Total Assets                                            $      10,453
                                                        =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



WOODS ELECTRICAL CO., INC.
BALANCE SHEET
(Unaudited)

                                                          September 30,
                                                              2002
                                                          -------------
                                                           (Thousands
                                                           of Dollars)

LIABILITIES AND CAPITALIZATION
------------------------------

Current Liabilities:
  Notes payable to banks                                 $         733
  Accounts payable                                                  86
  Other                                                            186
                                                         -------------
                                                                 1,005
                                                         -------------
Deferred Credits and Other Liabilities:
  Other                                                             38
                                                         -------------
                                                                    38
                                                         -------------

Capitalization:
  Long-Term Debt                                                 4,450
                                                         -------------
  Common Stockholder's Equity:
    Common stock, $1 par value - 20,000 shares
      authorized and 100 shares outstanding                        -
    Capital surplus, paid in                                     5,000
    Accumulated deficit                                            (40)
                                                         -------------
  Common Stockholder's Equity                                    4,960
                                                         -------------
Total Capitalization                                             9,410
                                                         -------------
Total Liabilities and Capitalization                     $      10,453
                                                         =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



WOODS ELECTRICAL CO., INC.
INCOME STATEMENT
(Unaudited)


                                              Three Months*   Nine Months
                                                  Ended          Ended
                                              September 30,   September 30,
                                                  2002            2002
                                              -------------   -------------
                                                  (Thousands of Dollars)


Operating Revenues                           $       1,843   $      1,843
                                             -------------   ------------

Operating Expenses:
  Other                                              1,813          1,813
  Taxes other than income taxes                         14             14
                                             -------------   ------------
       Total operating expenses                      1,827          1,827
                                             --------------  ------------
Operating Income                                        16             16
                                             -------------   ------------
Other Income, Net                                        2              2
                                             -------------   ------------
Income Before Interest
  and Income Tax Expense                                18             18
                                             -------------   ------------
Interest Expense, Net                                   58             58
                                             -------------   ------------
Loss Before Income Tax Expense                         (40)           (40)
                                             -------------   ------------
Income Tax Expense                                     -              -
                                             -------------   ------------
Net Loss                                     $         (40)  $        (40)
                                             =============   ============

*Woods Electrical Co., Inc. was acquired on July 1, 2002, and these results reflect activity from July 1, 2002 through September 30, 2002.

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



                         Northeast Utilities Parent
                             Select Energy, Inc.
                    Northeast Generation Services Company
                             E.S. Boulos Company
                            NGS Mechanical, Inc.
                       Select Energy Contracting, Inc.
                        Reeds Ferry Supply Co., Inc.
                     HEC/Tobyhanna Energy Project, Inc.
                         HEC/CJTS Energy Center LLC
                       Yankee Energy Services Company
                        Select Energy New York, Inc.
                         Woods Electrical Co., Inc.

Notes to Financial Statements (Unaudited)

1. About Northeast Utilities (NU)

Northeast Utilities Parent (NU Parent) is the parent company of the Northeast Utilities system (NU system). The NU system's regulated utilities furnish franchised retail electric service in Connecticut, New Hampshire and western Massachusetts through three wholly owned subsidiaries: The Connecticut Light and Power Company (CL&P), Public Service Company of New Hampshire (PSNH) and Western Massachusetts Electric Company. Another wholly owned subsidiary, North Atlantic Energy Corporation (NAEC), previously sold all of its entitlement to the capacity and output of the Seabrook Station nuclear unit (Seabrook) to PSNH under the terms of two life-of-unit, full cost recovery contracts. On November 1, 2002, CL&P and NAEC consummated the sale of their ownership interests in Seabrook. A fifth wholly owned subsidiary, Holyoke Water Power Company, also is engaged in the production of electric power. A sixth wholly owned subsidiary, Yankee Energy System, Inc. (Yankee) is the parent company of Yankee Gas Services Company, Connecticut's largest natural gas distribution system.

Several wholly owned subsidiaries of NU provide support services for the NU system companies and, in some cases, for other New England utilities. Northeast Utilities Service Company provides centralized accounting, administrative, engineering, financial, information resources, legal, operational, planning, purchasing, and other services to the NU system companies. North Atlantic Energy Service Corporation previously had operational responsibility for Seabrook. Three other subsidiaries construct, acquire or lease some of the property and facilities used by the NU system companies.

NU Enterprises, Inc. is a wholly owned subsidiary of NU and acts as the holding company for certain of NU's competitive energy subsidiaries. Northeast Generation Company was formed to acquire and manage generation facilities. Select Energy, Inc. (Select Energy), and its subsidiary Select Energy New York, Inc. (SENY), Northeast Generation Services Company and its subsidiaries (NGS), Select Energy Services, Inc., and its subsidiaries
(SESI), Mode 1 Communications, Inc. and Woods Network Services, Inc., engage in a variety of energy-related and telecommunications activities, as applicable, primarily in the competitive energy retail and wholesale commodity, marketing and services fields. E.S. Boulos Company (Boulos), NGS Mechanical, Inc. (NGS Mechanical) and Woods Electrical Co., Inc. (Woods) are wholly owned subsidiaries of NGS. Select Energy Contracting, Inc. (Select Energy Contracting), Reeds Ferry Supply Co., Inc. (Reeds Ferry), HEC/Tobyhanna Energy Project, Inc., (HEC/Tobyhanna), and HEC/CJTS Energy Center LLC (HEC/CJTS) are wholly owned subsidiaries of SESI. Yankee maintains certain wholly owned subsidiaries including Yankee Energy Services Company (YESCO).

Select Energy, SENY, NGS, Boulos, NGS Mechanical, Woods, Select Energy Contracting, Reeds Ferry, HEC/Tobyhanna, HEC/CJTS, and YESCO are "energy-related companies" under rule 58. These footnotes are applicable to the rule 58 companies with financial statements filed in this Form U-9C-3 under Item 6 Section A.

2. About Select Energy

Select Energy is an integrated energy business that buys, markets, sells, and trades electricity, gas, oil and energy-related products and services to both wholesale and retail customers in the Northeastern United States. Select Energy procures and delivers energy and capacity required to serve its electric, gas and oil customers. Select Energy, collectively with its affiliated competitive energy businesses, provides a wide range of energy products and energy services.

Select Energy is a licensed retail electricity supplier and is registered with local electric distribution companies in the states of Connecticut, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New
York, Pennsylvania, Rhode Island, and Virginia. Select Energy is a registered gas marketer with local gas distribution companies in the states of Connecticut, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island, and Virginia.

3. About NGS

NGS was formed to provide management, operation and maintenance services to the electric generation market, as well as to large industrial customers, in the Northeastern United States. NGS also provides consulting services which include engineering services, construction management, permitting, and compliance management.

4. About Boulos

Boulos is an electrical contracting company which specializes in high voltage electrical construction and maintenance in Connecticut, Maine, Massachusetts, New Hampshire, Rhode Island, and Vermont. Boulos is wholly owned by NGS.

5. About NGS Mechanical

NGS Mechanical was formed to provide mechanical services initially in certain New England states and New York. NGS Mechanical is wholly owned by NGS.

6. About Select Energy Contracting

Select Energy Contracting designs, manages, and directs the construction of, and/or installation of mechanical, water and electrical systems, energy and other resource consuming equipment.

7. About Reeds Ferry

Reeds Ferry is an equipment wholesaler which purchases equipment on behalf of Select Energy Contracting.

8. About HEC/Tobyhanna

HEC/Tobyhanna was established as a special purpose entity to manage the assets of an Energy Savings Performance Contract at the Tobyhanna Army Depot.

9. About HEC/CJTS

HEC/CJTS is a special purpose entity formed to facilitate the financing of SESI's construction of an energy center at the Connecticut Juvenile Training School in Middletown, Connecticut. HEC/CJTS is wholly owned by SESI.

10. About YESCO

YESCO is winding down its energy-related services for its customers. YESCO has disposed of most of its assets and is in the process of liquidating the remainder of its assets.

11. About SENY

SENY is a wholly owned subsidiary of Select Energy and engages in the brokering, marketing, transportation, storage, and sale of energy commodities in the state of New York.

12. About Woods

Woods is a wholly owned subsidiary of NGS and is in the electrical contracting business in the state of Connecticut. Woods is also registered to do business in Maine, Massachusetts and New Hampshire. NGS acquired Woods on July 1, 2002, and the results of Woods' operations since July 1, 2002, are included in this report.

13. Public Utility Regulation

NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (1935
Act), and the NU system is subject to the provisions of the 1935 Act. Arrangements among the NU system companies, outside agencies and other utilities covering interconnections, interchange of electric power and sales of utility property are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC. The operating subsidiaries are subject to further regulation for rates, accounting and other matters by the FERC and/or applicable state regulatory commissions.

14. Presentation

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

15. New Accounting Standards

In June 2002, the Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board reached a consensus on EITF Issue No. 02-3, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities," requiring energy trading companies to classify revenues and expenses associated with certain energy trading contracts on a net basis within revenues, rather than recording the gross revenues and expenses.

Select Energy and SENY currently account for energy trading activities using the mark-to-market method under EITF Issue No. 98-10, "Accounting for Energy Trading and Risk Management Activities." EITF Issue No. 98-10 allows energy trading activities to be presented as revenues and as expenses or on a net basis in revenues in the income statement. Effective July 1, 2002, Select Energy and SENY adopted net reporting of revenues and expenses as allowed by EITF Issue No. 98-10. Prior to July 1, 2002, Select Energy and SENY presented energy trading activities as revenues and expenses as allowed by EITF Issue No. 98-10. The adoption of net reporting was applied retroactively to all periods presented but will have no effect on net income.

On October 25, 2002, the EITF reached additional consensuses in EITF Issue No. 02-3. These consensuses supercede the consensus the EITF reached in June 2002. The first consensus rescinds EITF Issue No. 98-10, under which Select Energy currently accounts for energy trading activities. The consensus will require energy trading companies to follow SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, for energy trading activities and to discontinue mark-to- market accounting for contracts that are not derivatives. Management is currently evaluating the extent of trading contracts that are not derivatives. The second consensus requires net reporting of derivative energy trading activities effective January 1, 2003. Management has already adopted net reporting of trading activities and will continue to evaluate EITF Issue No. 02-3 as additional guidance becomes available.

16. Market Risk and Risk Management Instruments

Select Energy provides both full requirement energy services to its customers and engages in energy trading and marketing activities. Select Energy manages its exposure to risk from its contractual commitments and provides risk management services to its customers through forward contracts, futures, over-the-counter swap agreements, and options (commodity derivatives).

Select Energy has utilized the sensitivity analysis methodology to disclose quantitative information for its commodity price risks. Sensitivity analysis provides a presentation of the potential loss of future earnings, fair values or cash flows from market risk-sensitive instruments over a selected time period due to one or more hypothetical changes in commodity prices, or other similar price changes.

Commodity Price Risk - Trading Activities: As market participants in the Northeast United States, Select Energy and SENY conduct commodity-trading activities in electricity and its related products, natural gas and oil, and therefore, experience net open positions. Select Energy and SENY manage these open positions with strict policies which limit its exposure to market risk and require daily reporting to management of potential financial exposure. Under EITF Issue No. 98-10, these instruments are currently adjusted to market value, and the unrealized gains and losses are recognized in income in the current period in the consolidated income statement as purchased power, net interchange power and capacity and in the consolidated balance sheet as unrealized net gains and unrealized losses on mark-to-market transactions.
The net mark-to-market position at September 30, 2002 had asset values of $87.7 million for Select Energy and $10.6 million for SENY. These amounts include intercompany transactions of $16.6 million..

Under sensitivity analysis, the fair value of the portfolio is a function of the underlying commodity, contract prices and market prices represented by each derivative commodity contract. For swaps, forward contracts and options, market value reflects management's best estimates considering over-the-counter quotations, time value and volatility factors of the underlying commitments. Exchange-traded futures and options are recorded at market based on closing exchange prices.

As of September 30, 2002, Select Energy has calculated the market price resulting from a 10 percent unfavorable change in forward market prices. That 10 percent change would result in approximately a $3.3 million decline in the fair value of the Select Energy trading portfolio. In the normal course of business, Select Energy also faces risks that are either nonfinancial or nonquantifiable. Such risks principally include credit risk, which is not reflected in this sensitivity analysis.

Commodity Price Risk - Nontrading Derivative Activities: Select Energy utilizes derivative financial and commodity instruments (derivatives), including futures and forward contracts, to reduce market risk associated with fluctuations in the price of electricity and natural gas sold under firm commitments to certain customers. Select Energy also utilizes derivatives, including price swap agreements, call and put option contracts, and futures and forward contracts, to manage the market risk associated with a portion of its anticipated supply requirements. These derivative instruments have been designated as cash flow hedging instruments.

When conducting sensitivity analyses of the change in the fair value of Select Energy's electricity, natural gas and oil nontrading derivatives portfolio, which would result from a hypothetical change in the future market price of electricity, natural gas and oil, the fair values of the contracts are determined from models which take into account estimated future market prices of electricity, natural gas and oil, the volatility of the market prices in each period, as well as the time value factors of the underlying commitments. In most instances, market prices and volatility are determined from quoted prices on the futures exchange.

Select Energy has determined a hypothetical change in the fair value for its nontrading derivatives and electricity, natural gas and oil contracts, assuming a 10 percent unfavorable change in forward market prices. As of September 30, 2002, an unfavorable 10 percent change in market price would have resulted in a decline in fair value of approximately $15 million.

The impact of a change in electricity, natural gas and oil prices on Select Energy's nontrading derivatives contracts on September 30, 2002, is not necessarily representative of the results that will be realized when these contracts are physically delivered.

Select Energy also maintains natural gas service agreements with certain customers to supply gas at fixed prices for terms extending through 2004. Select Energy has hedged its gas supply risk under these agreements through New York Mercantile Exchange (NYMEX) contracts. Under these contracts, the purchase price of a specified quantity of gas is effectively fixed over the term of the gas service agreements, which also extend through 2004. As of September 30, 2002, the NYMEX contracts had a notional value of $50.3 million and a mark-to-market asset value of $4.7 million.

17. Special Deposits

Special deposits include cash collateral posted in connection with various power purchase and sales agreements.







                   QUARTERLY REPORT OF NORTHEAST UTILITIES

                              SIGNATURE CLAUSE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.




          NORTHEAST UTILITIES
          -------------------
         (Registered Holding Company)



     By:  /s/ John P. Stack
          -----------------------------
          (Signature of Signing Officer)



          John P. Stack
          ----------------------------------------
          Vice President-Accounting and Controller
          ----------------------------------------
          Date:  November 25, 2002
          ----------------------------------------